1. Nature of operations and summary of significant accounting policies

Nature of Operations

T3 Trading Group, LLC (formerly known as Titus Securities LLC) was formed under the laws of the state of Delaware on June 8, 2010 as a limited liability company and was approved as a registered broker-dealer under the Securities and Exchange Act of 1934. On December 9, 2010, Titus Securities LLC amended its certificate of formation and changed its name to T3 Trading Group, LLC ("the Company") in connection with the sale of substantially all of its issued and outstanding Class A limited liability membership interests, on such date.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a Member of the NASDAQ OMX PHLX exchange. The Company engages primarily in proprietary trading of exchange listed equity securities and equity option contracts. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of the Federal Deposit Insurance Corporation insured limits.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available.

Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

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1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy(continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and the other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observable prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Securities Sold, Not Yet Purchased

The Company values investments in securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last reported sales price as of the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are carried at cost net of accumulated depreciation. Deprecation is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from 5 to 7 years.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the statements. Income of the Company is taxed to the Members in their respective returns. Certain state authorities levy taxes or fees on the Company based on its net income. Accordingly, the Company provides for taxes on a current basis and also accounts for the difference between financial and tax basis. No provision has been made for deferred taxes or for such differences and for its net operating loss carry forward due to its insignificance.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of its position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending Members' equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The tax years of 2012 to present remain subject to examination by taxing authorities.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

2. Fair value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned:				
Stocks	$ 32,847,586	-	-	$ 32,847,586
Options	190,352	-	-	190,352
Total	$ 33,037,938	-	-	$ 33,037,938
Liabilities (at fair value)				
Securities sold, not yet purchased:				
Stocks	$ 4,750,100	-	-	$ 4,750,100
Options	72,511	-	-	72,511
Total	$ 4,822,611	-	-	$ 4,822,611

As of December 31, 2015 the Company held no Level 2 or Level 3 investments.

3. Due from broker and Due to broker

Due from broker and Due to broker includes cash balances, etc. held with the clearing brokers, receivables and payables from unsettled trades, margin borrowings, and collateral on derivative transactions.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with the Company's clearing brokers – Electronic Transaction Clearing, Inc. and ICBC Financial Services LLC.

The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such broker and does not anticipate any losses from such counterparty risk.

Amounts due from clearing brokers and due to clearing brokers at December 31, 2015, consist of the following:

Due from broker	$ 1,200,000
Due to broker	$12,257,378

4. Securities sold, not yet purchased

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

5. Furniture and Equipment

Furniture and equipment, at cost, consisted of following at December 31, 2015:

Furniture and equipment	$ 8,928
Less: Accumulated depreciation	$(3,507)
Furniture and equipment, net	$ 5,421

6. Members' equity

T3 Companies, LLC (the "Manager Member") is authorized on behalf of the Company to take all actions and make all decisions in connection with the business of the Company. The Manager Member owns all of the Class A membership interests.

The Manager Member may admit to the Company one or more members. The consent or agreement of all existing members to such admission is not required. Each member may make cash contributions to the Company which are determined by the Manager Member upon admission to the Company.

The Company has three distinct membership interests as follows: Class A, Class B and Class C.

Class A member is T3 Companies, LLC.

Class B members are natural persons designated and approved by the Manager Member to coordinate the trading activities of a group of proprietary traders.

Class C members are comprised of proprietary traders.

In accordance with the operating agreement, each Class A, B or C member is authorized to trade securities on behalf of the Company in accordance with the Company's guidelines. The Company maintains an omnibus account with its broker. Income and loss resulting from the Class B and C members individual trading activity are allocated to the respective capital accounts of the Class B and C members, subject to certain charges for the execution and clearing of trades made by the Class B and C members and interest expense for position held in the Company's omnibus account with its broker. The Class B and C members also share an agreed upon percentage of their gains with the Class A member.

<u>Allocation of profits and losses</u>

Net trading gains or losses are allocated to the respective Class C members' capital accounts. However, losses shall only be allocated to the extent that any such Class C members' capital account is not reduced below zero. Losses in excess of any such Class C members' capital are allocated to the Class B member if the Class C member is associated with a Coordinated Trading Group; if the Class C member is not associated with a Coordinated Trading Group, losses are allocated to the Class A member.

Class B member's profit allocation is based upon the trading activity generated for the Company through the Coordinated Trading Group associated with such Class B members based on the difference in wholesale processing charges agreed with the Class B members and the aggregate of all net commissions and other revenues earned by the Company and any liabilities assumed by the Company, associated with such Coordinated Trading Group.

Net income or loss is allocated to Class A members on a pro rata basis, after allocations to B and C Members, based on the Class A members' ownership interest.

Effective December 9, 2010, in accordance with the LLC Membership Interest Purchase Agreement ("Agreement"), the Manager Member acquired all of the issued and outstanding Class A limited liability company membership interest of the Company.

7. Commitments and Contingent Liabilities

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

9. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $12,030,270, which was $11,870,058 in excess of its required net capital of $160,212. The Company's ratio of aggregate indebtedness to net capital was 0.20.

10. Related party transactions

The Company has expense sharing agreements with affiliates. These agreements contain provisions for services provided to the Company for office space, general and administrative support, and trading software and hardware maintenance. Compensation for these services is included in Contracted Services, Salaries and Payroll Taxes, Rent and Occupancy Costs and Computer and Related Expenses on the Statement of Operations. The Company has a Due to Related Party of $17,438 on the Statement of Financial Condition.

11. Subsequent events

Management has evaluated subsequent events and no events have been identified by management which require disclosure.